GLOBAL BLUE ANNOUNCES $100M STRATEGIC EQUITY INVESTMENT FROM TENCENT Validates Global Blue’s leadership, reflects confidence in ongoing travel recovery, and supports stated de-leveraging target Eysins, Switzerland, 16 November 2023 Global Blue Group Holding AG (NYSE: GB and GB.WS), the leading strategic technology and payments partner powering retailers’ improved performance and enhancing shoppers’ experience, is pleased to announce it has entered into a share purchase and investment agreement with Tencent, a world leading internet and technology company. Tencent has agreed to invest $100 million in Global Blue common equity at a price of $5.50 per share, which is generally in line with the volume-weighted average price over the past 3 months. At closing, Tencent will own 18.18 million common shares, representing approximately 8% of the total fully-diluted share capital. Jacques Stern, Global Blue CEO said: “We are pleased to welcome Tencent as a shareholder as we continue to diversify our ownership base. We have achieved robust revenue growth and margin improvement in recent quarters, thanks to the ongoing international travel recovery and our investments in digitalization and new products, as well as cost management. Today’s investment validates our strategy and confidence in the ongoing travel recovery. We believe Global Blue is well-positioned to continue to benefit from the return of Asian shoppers in FY24/25 towards 2019 levels, in particular Mainland Chinese, supporting our Adjusted EBITDA guidance of more than €200m in FY24/25.” James Mitchell, Chief Strategy Officer and Senior Executive Vice President of Tencent, added: "We have closely followed Global Blue’s digital evolution for several years, during which the management team has enhanced the company’s technology capabilities and service offering, extending its shopper and merchant reach. We are pleased to make a strategic investment in Global Blue to help support its future growth and look forward to continued growth in cross-border travel and shopping, including travel from China." The aforementioned common shares will consist of (i) 50% / 9.09 million secondary common shares to be sold by affiliates of Silver Lake and Partners Group and certain members of the board and management and (ii) 50% / 9.09 million primary common shares to be issued by Global Blue. The closing of the proposed transaction is expected to take place before month-end, subject to closing conditions. Global Blue intends to use the primary proceeds to reduce its debt balance, in pursuit of its long-term target of net leverage of less than 2.5x Net Debt / Adjusted EBITDA. BofA Securities acted as financial advisor, and Davis Polk & Wardwell and Homburger as legal advisors, to Tencent. J.P. Morgan Securities and Deutsche Bank Securities acted as financial advisors, and Simpson Thacher & Bartlett and Niederer Kraft Frey as legal advisors, to Global Blue and its secondary sellers.

2 A copy of the share purchase and investment agreement can be obtained from the Securities and Exchange Commission’s website at www.sec.gov or the investor section of the Company’s website at Global Blue Group Holding AG - Investor Relations. INVESTOR RELATIONS CONTACTS Frances Gibbons - Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience. Global Blue offers innovative solutions in three different fields: •Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience •Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction •Complementary RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online In addition, Global Blue’s data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while its shopper experience and engagement solutions provide data-driven solutions to increase footfall, convert footfall to revenue and enhance performance. For more information, visit http://www.globalblue.com/about-us/media. ABOUT SILVER LAKE Silver Lake is a global technology investment firm, with approximately $101 billion in combined assets under management and committed capital and a team of professionals based in North America, Europe and Asia. Silver Lake’s portfolio companies collectively generate nearly $265 billion of revenue annually and employ approximately 533,000 people globally. For more information, visit www.silverlake.com. ABOUT PARTNERS GROUP Partners Group is a leading global private markets firm. Since 1996, the firm has invested $200 billion in private equity, private real estate, private debt, and private infrastructure on behalf of its clients globally. Partners Group seeks to generate strong returns through capitalizing on thematic growth trends and transforming attractive businesses and assets into market leaders. The firm is a committed, responsible investor and aims to create sustainable returns with lasting, positive impact for all its stakeholders. With $142 billion in assets under management as of 30 June 2023, Partners Group provides an innovative range of bespoke client solutions to institutional investors, sovereign wealth funds, family offices and private individuals globally. The firm employs more than 1,900 diverse professionals across 20 offices worldwide and has regional headquarters in Baar-Zug, Switzerland; Denver, USA; and Singapore. It has been listed on the SIX Swiss Exchange since 2006 (symbol: PGHN). ABOUT TENCENT Tencent uses technology to enrich the lives of Internet users. Tencent’s communication and social services, Weixin and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Tencent’s targeted advertising service helps advertisers reach out to hundreds of millions of consumers in China. Tencent’s FinTech and business services support Tencent’s partners’ business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.HK) are listed on the Main Board of the Stock Exchange of Hong Kong. FORWARD-LOOKING STATEMENTS Some of the statements in this press release constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to Global Blue’s operations and business environment, all of which are difficult to predict and many of which are beyond Global Blue’s control. Forward-looking statements include information concerning Global Blue’s possible or assumed future results of operations, including descriptions of Global Blue’s business strategy and target financial results, as well as the expected consummation of the offering. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in Global Blue’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023 and those described from time to time in Global Blue’s other reports to be filed with the Securities and Exchange Commission. These risks could cause actual results to differ materially from those implied by forward-looking statements in this press release. Global Blue may not be able to complete the proposed transaction on the contemplated terms or other acceptable terms or at all because of a number of factors, including the

3 occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement governing the proposed transaction. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Global Blue to predict these events or how they may affect Global Blue. Global Blue does not undertake any obligation to update or revise any forward-looking statements after the date of this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward- looking statement made in this press release or elsewhere might not occur. Source: Global Blue